Exhibit 99.1

ABILITY INC.

Registrar no.: 303448

To:	The Securities Authority	To:	The Tel Aviv Securities Exchange Ltd.	T078 (Public)	Transmitted on MAGNA:	August 17, 2021
	www.isa.gov.il		www.tase.co.il		Reference:	2021-01-132900

Immediate Report on who becomes an Interested Party

Regulation 33(e)-(f) of the Securities Regulations (Periodic and Immediate Reports) 5730-1970

1. First name in English as it appears in the passport: Roee

Last name / corporation name in English: Eizenman

ID no. type: ID no.

ID no.: 52672235

Citizenship/ Country of incorporation or registration: An individual with Israeli citizenship

Address: 38 HaBarzel Street, Ramat Hahayal, Tel-Aviv, Israel.

Does the Holder, for reporting purposes, serve as a representative of several shareholders holding securities of the corporation jointly with the Holder: No.

Name of controlling shareholder in the stakeholder:

ID of controlling shareholder in the stakeholder:

2.	Details of the operation following which the holder became an interested party in the corporation: increase

A. Essence of change: due to an exchange purchase

B. Name and type of security: Ordinary shares of Ability Inc.

C. Security no. in Stock Exchange: 1137256

D. Date of change: August 16, 2021

E. Amount of securities: 110,000

F. Transaction rate: NIS 1.3984

G. Being dormant stocks or securities convertible to dormant stocks: no

H. Did the change occur in one transaction or several transactions (cumulative change): one transaction

3.	A. Stakeholder holding position after the action:
Name, type and series of the security	Number of securities in the stock exchange	Amount of securities	Dormant	Percentage of holding %Capital %Voting	Holding rate (full dilution) %Capital %Voting
Ordinary shares of Ability	1137256	450,000	No	5.64 6.19	3.49 3.69

4. ☑ The stakeholder does not hold shares or other securities in an investee company, if its activity is material to the activity of the reporting corporation

B.☒The holder is not a member of an institutional reporting group.
☐The holder is not a member of an institutional reporting group, but he serves as a senior officer who is not a CEO or director and has no interest by virtue of his holdings.
☐The holder is a member of an institutional reporting group.

5. More details: To the best of the company's knowledge, R.E. Underwriting Ltd. is owned by Mr. Roee Eisenman (100%)

6. The date and time the corporation first became aware of the event or matter August 16, 2021 at 14:59.

Details of the signatories authorized to sign on behalf of the corporation:

	Name of the Signer	Role
1	Evyatar Cohen	Chief Financial Officer